Mail Stop 6010   July 9, 2007

Mr. Mark Leuchtenberger
Chief Executive Officer
Targanta Therapeutics Corporation
222 Third Street, Suite 2300
Cambridge, MA 02142-1122

        Re: Targanta Therapeutics Corporation
                Amendment No. 1 to Registration Statement on Form S-1
                Filed June 27, 2007
                File No. 333-142842

Dear Mr. Leuchtenberger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation, page 56

1.   We acknowledge your revisions in response to our comment one. Please provide disclosures for how the fair value of the convertible preferred stock and common stock relate, given the applicable conversion ratios.

Notes to Consolidated Financial Statements, page F-9

Note 7. Patent Costs, page F-23

2.   We acknowledge your response to our comment three. Please disclose that the patent costs
        are related to legal expenses.

Note 9. Convertible Debt, page F-24

3.   With regard to the first and second tranche convertible notes, we acknowledge your
        response to our comment four. Based on your explanation and disclosures it appears there
        are two conversion options, one being during the next round of third party financing at
        which time the holder's conversion price is based on the per share price paid in the third
        party financing therefore the number of shares to be issued is unknown. The other
        conversion option is based on the original Series B Redeemable Convertible Preferred
        Stock issue price, which the number of shares is known. The explanation in your response
        letter provides the scenario for the known number of shares in the second conversion option
        stated above. Since the conversion choice is at the option of the holder it would appear that
        you have no control over which conversion choice the holder would choose. Also, since
        you have not achieved the next round of third party financing at the time when the first and
        second tranche convertible notes were issued the number of shares the notes would be
        converted into is not known. Considering the number of shares could not be determined for
        one of the conversion choices upon issuance of the convertible notes, and the conversion
        option chosen was a decision of the holder, it appears you were not able to determine if you
        had sufficient authorized and unissued shares available to settle the contract. Based on all
        disclosed information about the debt contract it appears the embedded derivative should be
        bifurcated from the debt contract. Please bifurcate the embedded derivative from the debt
        contract in accordance with SFAS 133 or further advise us why this contract represents
        convertible debt with a beneficial conversion feature.

4.   With regard to the convertible debentures and similar to the first and second tranche
        convertible notes, it appears there are two conversion options. The number of shares
        issuable in each conversion option appears to be unknown therefore it cannot be determined
        if you have sufficient authorized and unissued shares available to settle the contract. Based
        on all disclosed information about the debt contract it appears the embedded derivative
        should be bifurcated from the debt contract. Please bifurcate the embedded derivative from
        the debt contract in accordance with SFAS 133 or further advise us why this contract
        represents convertible debt with a beneficial conversion feature.

5.   Supplementally, please provide us with a copy of the contract agreement for the first and
        second tranche convertible notes. Also tell us why these contracts are not filed as exhibits.

                        *   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: William B. Asher, Esq.
   Brian P. Lenihan, Esq.
   Lee S. Feldman, Esq.
   Choate Hall & Stewart LLP
   Two International Place
   Boston, Massachusetts 02110